                                                                                                Exhibit 99.2

ELBIT MEDICAL IMAGING LTD.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 28, 2006

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Shimon Yitzhaki and/or Marc Lavine and/or Dudi Machluf, and each of them, as agent and proxy for the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of Elbit Medical Imaging Ltd. (the “Company”), standing in the name of the undersigned at the close of business on November 27, 2006, at the Annual General Meeting of Shareholders of the Company to be held at the Company's offices, 2 Weitzman Street, 23rd floor, Tel Aviv 64239, Israel, on Thursday, December 28, 2006, at 11:00 (Israel time) and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows.

The proxies are authorized to vote in their discretion on such other matters as may properly come before the meeting.

The shares represented by this proxy card will be voted in the manner directed. To the extent permitted by law and applicable stock exchange requirements, if no instructions to the contrary are indicated, the shares will be voted “FOR” Proposals No. 1 through No. 3, and in accordance with the discretion of the proxies on such other matters as may properly come before the meeting.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)
____________________________________________________________________

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE  ☒

1: Re-lection of the named nominees to serve on the Company’s board of directors. *

☐ FOR ALL NOMINEES

☐ WITHHOLD AUTHORITY FOR ALL NOMINEES

☐ FOR ALL EXCEPT (See instructions below)

NOMINEES:  ○ Mordechay Zisser    ○ Shimon Yitzhaki    ○ Rachel Lavine
       ○ Joshua (Shuki) Forer   ○ David Rubner        ○ Abraham (Rami) Goren
       ○ Moshe Lion              ○ Shmuel Perets

*INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here:  ●

2: Approval of the re-appointment of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, as the Company’s independent auditors for the fiscal year ended December 31, 2006 and authorization of the Board of Directors, upon the recommendation of the Company’s audit committee, to determine the auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year.
               FOR    AGAINST    ABSTAIN

                                          ☐         ☐                 ☐

3: Approval of the purchase by the Company of an insurance policy for the coverage of liability of directors and officers of the Company, including as directors or officers of the Company’s subsidiaries.
               FOR    AGAINST    ABSTAIN

                                          ☐       ☐                    ☐

__________________________________________________________________ Signature of Shareholder	____________________________ Date
__________________________________________________________________ Signature of Shareholder	____________________________ Date

Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, the signature of the senior of the joint holders must appear on the proxy card, with seniority determined by the order in which the names of the joint holders appear in the Company’s Register of Shareholders. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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